EXHIBIT 99.1

SUMMARY

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities Exchange Act of 1934
Announcements sent to the London Stock Exchange
National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom

Update - Routine announcements in the period to 6 September 2022

2 September 2022	Director/PDMR Shareholding
1 September 2022	Total Voting Rights
19 August 2022	Director/PDMR Shareholding
11 August 2022	Publication of a Prospectus
10 August 2022	Director/PDMR Shareholding

Note: During the period a ‘same day’ Form 6-Ks were issued in respect of the following National Grid plc announcements:

17 August 2022	Voting Rights and Capital Update
16 August 2022	National Grid plc Scrip Dividend